September 16, 2005

Securities and Exchange Commission

Washington, DC 20549-7010

Attn:  Jennifer Hardy, Legal Branch Chief

RE:                            Spherix Incorporated

Registration Statement on Form S-2

File No.  333-126930

Dear Ms. Hardy:

In response to the Commission’s letter dated September 12, 2005, Spherix Incorporated (the “Company”) is pleased to provide the following responses to the Commission’s request for additional information regarding our Registration Statement on Form S-2.  Attached hereto are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the September 12, 2005 letter.

Also accompanying this letter is a revised draft of the registration statement as an Amendment No. 2 to Form S-2.

The Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard C. Levin
Richard C. Levin,
President and CFO

Registration Statement on Form S-2

General

SEC Comment

1.             We are still considering your response to prior comment 3.

Spherix Response

N/A

2.             We note your response to prior comment 5.  However, Item 512 of Regulation S-K and our staff position require that you must file a prospectus supplement for these matters.  You would only be permitted to include this information in a Form 8-K if you registered this offering on Form S-3.

Spherix Response

We will file prospectus supplements as requested.

3.             We note your revised disclosure in response to prior comment 6.  Please highlight upfront Cornell’s relationship with Yorkville and explain why they were paid and why they will be paid separate consideration upon each sale to Cornell.

Spherix Response

We have revised the disclosure as requested.

4.             We note that you still refer to “market price” and “offering price” throughout the registration statement.  Please revise to more accurately describe the price.

Spherix Response

We have revised the document to eliminate references to “offering price”; to use the term “purchase price” to describe the price Cornell Capital will pay us for our shares of common stock; and to restrict the use of the term “market price” to the then current price at which our common stock trades in the public market.

Prospectus Summary, page 1

The Offering, page 1

SEC Comment

5.             Please provide the information regarding the terms of the equity distribution agreement in bullet format with appropriate sub-captions so that the information is easy to read and understand.

Spherix Response

The information has been formatted as requested.

6.             Please confirm to us that Cornell will not sell shares short prior to effectiveness of this registration statement.

Spherix Response

We confirm that Cornell Capital has represented and warranted to us that it will not sell shares short prior to the effectiveness of this registration statement.  Please see Section 3.11 of the Equity Distribution Agreement.

7.             In the fourth paragraph of this section where you state that “Spherix is irrevocably bound to sell shares to Cornell,” please also disclose that Cornell is irrevocably bound to purchase the shares.  Please also comply on page 13.

Spherix Response

The disclosure has been revised as requested.

Recent Developments, page 3

SEC Comment

8.             We restate the portions of prior comment 18 to state that your stock could be delisted, the consequences to stockholders of being delisted and that your shares would be considered a penny stock which would cause limitations on their sales.  Please also comply on page 8.

Spherix Response

The disclosure has been revised as requested.

Standby Equity Distribution Agreement, page 12

SEC Comment

9.             Please explain what “weighting the price” means and how you will weight the price “by the aggregate number of shares sold at that price.

Spherix Response

The disclosure has been revised as requested.

Plan of Distribution, page 15

SEC Comment

10.           We note your revised disclosure in response to prior comment 46.  Please describe how Newbridge participated as a placement agent.  In this regard, address the fact that you had already entered into the agreement to sell the shares when you engaged them to act as placement agent.

Spherix Response

Newbridge facilitated the transaction by advising Spherix as to the appropriateness of the terms of the Equity Distribution Agreement.  The terms of the placement agent agreement had been previously verbally agreed;  the execution of the placement agent agreement was delayed to coincide with the execution and delivery of the Equity Distribution Agreement.